July 11, 2024

Qing Sun
Chief Executive Officer
AA Mission Acquisition Corp.
21 Waterway Avenue, STE 300 #9732
The Woodlands, TX 77380

       Re: AA Mission Acquisition Corp.
           Registration Statement on Form S-1
           Filed June 27, 2024
           File No. 333-280511
Dear Qing Sun:

       We have reviewed your registration statement and have the following comment.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed June 27, 2024
Permitted Purchases of Our Securities, page 132

1. We note your revised disclosure in response to prior comment 4 and your disclosure on page 133 stating that any shares purchased from public shareholders by the initial shareholders or their affiliates would not be voted in favor of approving a business combination transaction. Please reconcile with the letter agreement filed as Exhibit
       10.1, which states that in the event that you submit your initial business combination to public shareholders for a vote, the sponsor and each insider have agreed to vote any ordinary shares owned by such persons in favor of your initial business combination.
       Refer to Tender Offer Rules and Schedules Compliance and Disclosure Interpretation
       166.01 for guidance.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 July 11, 2024
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Eric McPhee at 202-551-3693 or Shannon Menjivar at 202-551-3856 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Michael J. Blankenship